UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date July 30, 2008	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Stock Code: 600115	Stock Short Name: Eastern Airlines	Announcement Ref.: Lin 2008-020

Announcement on the Resolution of Board of Directors of
China Eastern Airlines Corporation Limited

The Company and all members of the board of directors confirm the truthfulness, accuracy and completeness of the contents of this announcement, and jointly accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

Pursuant to the Rules of Procedures for the Board of Directors of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Li Fenghua, Chairman, the 13th ordinary meeting of the fifth session of the board of directors of the Company was held on 30 July 2008, where the Internal Inspection Report on the Embezzlement of Funds by the Controlling Shareholders and other Connected Persons of China Eastern Airlines Corporation Limited was considered and unanimously approved by way of written consent, and the following resolution was passed:

To consider and approve the Internal Inspection Report on the Embezzlement of Funds by the Controlling Shareholders and other Connected Persons of China Eastern Airlines Corporation Limited, and the disclosure of information on the website of Shanghai Stock Exchange (www.sse.com.cn) as required by regulators.

The board of directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
30 July 2008